

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2007

Via Facsimile (617) 235-0015 and U.S. Mail

David C. Chapin, Esq.
Ropes & Gray LLP
One International Place
Boston, MA 02110

> **Re: Factory Card & Party Outlet Corp.**
> **Schedule TO-T filed October 1, 2007 by Amscan Holdings, Inc. and**
>   **Amscan Acquisition, Inc.**
> **SEC File No. 005-49243**

Dear Mr. Chapin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

General

1. We note that the bidders held discussions with some of the company's executive officers to amend their employment agreements prior to the execution of the merger agreement. Please provide us with your detailed legal analysis of the applicability of Rule 13e-3 to the current transaction. Please refer to Section II.D.3 in the Current Issues and Rulemaking Projects Outline (November 14, 2001) and to Item P.3 of the Manual of Publicly Available Telephone Interpretations, each available on our website www.sec.gov.

Offer to Purchase

Acceptance for Payment and Payment, page 8

2.   Please revise the language on page 8 that states that you will return any securities
        which are not accepted for tender "as promptly as practicable after the expiration
        or termination of the Offer" to state that you will make such returns "promptly" as
        required by Rule 14e-1(c).

Certain U.S. Federal Income Tax Consequences, page 9

3.   We note the subheading of your disclosure and the first sentence of this section
        that sets forth "certain" federal income tax consequences of the tender offer.
        Please ensure that you discuss all such material consequences.

4.   Provide an analysis supporting your reference to Treasury Department Circular
        230 or delete the legend.

5.   Delete the reference to this discussion being "for general information only" in the
        legend on page 11. Security holders are entitled to rely upon the discussion.

Certain Information Concerning Factory Card – Certain Projections, page 13

6.   We note the disclaimer in the last paragraph of this section that you do not
        undertake any obligation to update the disclosure relating to the financial
        projections. This disclaimer is inconsistent with the requirements of General
        Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend
        the Schedule to reflect a material change in the information previously disclosed.
        Please revise.

Certain Information Concerning Parent and Purchaser, page 14

7.   With respect to your disclosure on page 15, please tell us why you need to qualify
        your disclosure "to the best knowledge" of the bidders and its affiliates. What
        prevents you from knowing and disclosing this information? Please explain or
        delete the qualifier.

Purpose of the Offer – The Merger Agreement – Representations and Warranties, page 28

8.   We note your disclosure in the first paragraph of this section that some of the
        representations and warranties may not be accurate or complete as of any
        particular date. Please be advised that, notwithstanding the inclusion of a general
        disclaimer, you are responsible for considering whether additional specific

disclosures of material information regarding material contractual provisions are required to make the statements included in the offer document not misleading.

Certain Conditions of the Offer, page 31

9.   We note the subheading of this section that sets forth "certain" conditions of the tender offer. Please ensure that you discuss all conditions of the offer.

10.   We note the bidders have reserved the right to assert the occurrence of any of the conditions to the offer "at any time and from time to time." Defining the conditions as an ongoing right which may be asserted at any time and from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

11.   Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidders must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions